Dresser, Inc.

15455 Dallas Parkway

Suite 1100

Addison, Texas 75001

April 7, 2003

VIA FACSIMILE AND EDGAR

Peggy Fisher

Assistant Director

Office of Electronics and Machinery

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Dresser, Inc.
Application for Withdrawal of Registration Statement
File No. 333-60778

Dear Ms. Fisher:

Pursuant to Rule 477(a) under the Securities Act of 1933 (the “Securities Act”), Dresser, Inc. (“Dresser”) hereby applies for an order granting the withdrawal, effective as of the date of this letter, of its Registration Statement on Form S-4, Commission File No. 333-60778 (the “Registration Statement”). Dresser believes that the Registration Statement is no longer necessary since the exchange offer for 9 3/8% Senior Subordinated Notes due 2011 (the “Notes”) made pursuant to the Registration Statement was completed on November 5, 2001, and Dresser is no longer required to maintain the effectiveness of the Registration Statement under the related registration rights agreement.

The Registration Statement was originally declared effective on October 5, 2001. The exchange offer that was the subject of the Registration Statement was completed on November 5, 2001. In addition, from and after May 4, 2002, pursuant to the registration rights agreement related to the Registration Statement, no broker-dealer engaged in market-making is permitted to use the prospectus contained in the Registration Statement. As such, Dresser does not believe that any investor is currently using, or benefiting from the effectiveness of, the Registration Statement.

Dresser requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

Securities and Exchange Commission

April 7, 2003

Pursuant to Rule 477, Dresser requests an order granting the withdrawal to be included in the file for the Registation Statement. Please provide me with a copy of such order as soon as it is available.

If you have any questions regarding this application for withdrawal, please contact Kirk A. Davenport of Latham & Watkins, legal counsel to the registrant in connection with the Registration Statement, at (212) 906-1284. Please fax the order granting the withdrawal to Mr. Davenport’s attention at (212) 751-4864.

Sincerely, DRESSER, INC.

By:	/s/ James A. Nattier
James A. Nattier Executive Vice President and Chief Financial Officer